Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

March 28, 2006 TSX-VENTURE: SBX

Sea Breeze and the District of Squamish Move Ahead with Wind Assessment

Sea Breeze Power Corp. is pleased to announce that its wholly owned subsidiary, Sea Breeze Power Projects Inc., has entered into a Phase II Consulting Services Agreement with the District of Squamish to provide extensive wind resource monitoring and feasibility analysis for selected sites around Squamish.

Thanks to Western Economic Diversification Canada and Suncor Energy Products Inc., Sea Breeze will install wind measurement towers and instruments, investigate options for community-driven power generation, and provide the District with a comprehensive business plan outlining how the community can initiate and develop its own wind energy.

As part of the agreement, Sea Breeze will collaborate with landscape architecture graduate students from the University of British Columbia to develop the tourist potential stemming from the project and to mitigate its visual impacts. The agreement between Sea Breeze and the District of Squamish concludes in July 2007, when Sea Breeze will present its final report.

“Sea Breeze is excited to be working with the District of Squamish to complete Phase II, the Testing and Community Development Strategy, of their Wind Energy Initiative. Developing wind energy is a great opportunity for Squamish, not only as an income generator and job creator but also as a strong demonstration of the District’s commitment to renewable energy and environmental stewardship”, said Sea Breeze’s President Paul B. Manson.

Squamish’s Mayor Ian Sutherland noted, “proving the quality of the wind resource in Squamish is an exciting next step in the development of wind energy for our community”.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson.	Email: PaulManson@SeaBreezePower.com
Toll Free: 1-866-387-1240 ext.225
	Voice:	604-689-2991 ext.225
	Fax:	604-689-2990

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.